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EXHIBIT 3.2

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF BIOSANTE PHARMACEUTICALS, INC.

        BioSante Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the laws of State of Delaware (the "Corporation"), pursuant to the provisions of the General Corporation Law of State of Delaware (the "DGCL"), DOES HEREBY CERTIFY that:

        FIRST: The Board of Directors of the Corporation, at meetings held on April 16, 2002 and May 21, 2002, duly adopted resolutions setting forth proposed amendments of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and proposing that said amendments be submitted to the stockholders of the Corporation for their consideration and approval. The resolutions setting forth the proposed amendments are substantially as follows:

          RESOLVED, that the Board of Directors declares that it is advisable to amend Article IV of the Amended and Restated Certificate of Incorporation of the Corporation as follows:

    Amend Article IV by adding the following at the end of the first paragraph of Article IV:

    Effective upon the later of (i) the filing with the Secretary of State of the State of Delaware of this Certificate of Amendment or (ii) 6:00 p.m., Eastern Daylight Savings Time, on May 31, 2002 (the "Effective Date"), each ten (10) shares of common stock, par value $0.0001 per share, of the Corporation issued and outstanding immediately prior to the Effective Date, shall automatically be reclassified, without any action on the part of the holder thereof, into one fully paid and nonassessable share of common stock, par value $0.0001 per share, and each ten (10) shares of class C special stock, par value $0.0001 per share, of the Corporation issued and outstanding immediately prior to the Effective Date, shall automatically be reclassified, without any action on the part of the holder thereof, into one fully paid and nonassessable share of class C special stock, par value $0.0001 per share (the "Reverse Split"). The Corporation shall not issue fractional shares to the stockholders entitled to a fractional interest in a share of common stock or class C special stock issued pursuant to the Reverse Split. In lieu of any fractional share of common stock to which a stockholder would otherwise be entitled as a result of the Reverse Split, the Corporation shall pay a cash amount equal to the fair value of the fractional share of common stock as of the Effective Date of the Reverse Split which shall be equal to a proportionate interest of the value of a whole share based on the closing sale price of the common stock on the Over-the-Counter Bulletin Board on the Effective Date. In lieu of any fractional share of class C special stock to which a stockholder would otherwise be entitled as a result of the Reverse Split, the Corporation shall pay a cash amount equal to the fair value of the fractional share of class C special stock as of the Effective Date of the Reverse Split which shall be equal to a proportionate interest of the value of a whole share based on the closing sale price of a share of common stock on the Over-the-Counter Bulletin Board on the Effective Date minus $0.25.

          FURTHER RESOLVED, that the Board of Directors declares that it is advisable to amend Article IV(3)(a) of the Amended and Restated Certificate of Incorporation of the Corporation as follows:

    Amend Article IV(3)(a) in its entirety as follows:

    A holder of Class C Special Stock shall be entitled, in accordance with the provisions hereof, to acquire Common Stock of the Corporation as the same may then be constituted by tendering any of the Class C Special Stock held and registered in such holder's name together with $2.50 per share as a result of the Reverse Split (the "Common Stock Purchase Price") on

    the basis of one Common Stock for each share of Class C Special Stock and $2.50 as a result of the Reverse Split. The purchase right herein provided shall be exercised by notice in writing given to the Corporation which notice shall specify the number of shares of Class C Special Stock that the holder desires to have applied to the purchase price of Common Stock. If any shares of Class C Special Stock are applied to the purchase of Common Stock pursuant to this paragraph, the holder of such shares of Class C Special Stock shall surrender the certificate or certificates representing the shares of Class C Special Stock so applied to the registered office of the Corporation, or to the transfer agent of the Corporation at the time of purchase together with cash or a certified cheque in the amount of $2.50 per share of Common Stock being acquired, and the Corporation shall thereupon issue to such holder certificates representing the number of shares of Common Stock to which the holder became entitled upon such purchase.

        SECOND: The stockholders of the Corporation duly approved and adopted such amendments in accordance with the provisions of Section 242 of the DGCL by a vote of the holders of a majority of the shares of outstanding Common Stock and the holders of a majority of the shares of outstanding Class C Special Stock of the Corporation entitled to vote thereon at the annual meeting of stockholders duly held on May 21, 2002, upon notice in accordance with Section 222 of the DGCL.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Stephen M. Simes, its President and Chief Executive Officer, thereunto duly authorized, this 30th day of May, 2002.

BIOSANTE PHARMACEUTICALS, INC.
By:	/s/ STEPHEN M. SIMES Stephen M. Simes Vice Chairman, President and Chief Executive Officer

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  EXHIBIT 3.2
CERTIFICATE OF AMENDMENT OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BIOSANTE PHARMACEUTICALS, INC.